Exhibit 99.3

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL (“LETTER OF TRANSMITTAL”) SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR COMMON SHARES OF YAMANA GOLD INC. IN CONNECTION WITH THE PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT INVOLVING, AMONG OTHERS, YAMANA GOLD INC., SHAREHOLDERS OF YAMANA GOLD INC., PAN AMERICAN SILVER CORP. AND AGNICO EAGLE MINES LIMITED.

THIS LETTER OF TRANSMITTAL IS FOR USE BY REGISTERED SHAREHOLDERS OF YAMANA GOLD INC. ONLY. SHAREHOLDERS OF YAMANA GOLD INC. WHOSE COMMON SHARES OF YAMANA GOLD INC. ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY, TRUSTEE, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR ASSISTANCE IN DEPOSITING THOSE COMMON SHARES AND SHOULD FOLLOW THE INSTRUCTIONS OF SUCH INTERMEDIARY IN ORDER TO DEPOSIT THEIR COMMON SHARES. NOTHING CONTAINED IN THIS LETTER OF TRANSMITTAL CONSTITUTES, OR IS INTENDED TO CONSTITUTE, AN OFFER OF SECURITIES TO THE PUBLIC OR AN ADVERTISEMENT IN RELATION TO AN OFFER OF SECURITIES TO THE PUBLIC IN ANY JURISDICTION.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

YAMANA GOLD INC.

TO:	YAMANA GOLD INC. (“Yamana”)
AND TO:	PAN AMERICAN SILVER CORP. (“Pan American”)
AND TO:	AGNICO EAGLE MINES LIMITED (“Agnico”)
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“Computershare” or the “Depositary”)

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, is for use by registered holders (“Registered Yamana Shareholders”) of common shares of Yamana (the “Yamana Shares”) and must accompany certificate(s) or DRS statement(s) representing the Yamana Shares deposited in connection with the plan of arrangement pursuant to section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”) involving, among others, Yamana, holders of Yamana Shares (the “Yamana Shareholders”), Pan American and Agnico (the “Arrangement”), in accordance with the terms of the arrangement agreement dated November 4, 2022 (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”). If the Arrangement is completed, Registered Yamana Shareholders (other than Dissenting Shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents to the Depositary will receive, in respect of each Yamana Share held, US$1.0406 in cash (the “Cash Consideration” and together with the Consideration Shares (as defined below), the “Consideration”)), 0.0376 of a common share of Agnico (each whole share, an “Agnico Share”) and 0.1598 of a common share of Pan American (each whole share, a “Pan American Share” and together with the Agnico Shares, the “Consideration Shares”), Pan American will acquire all of the issued and outstanding Yamana Shares (other than Yamana Shares held by a Dissenting Shareholder, which will be repurchased for cancellation by Yamana) and Agnico will acquire certain subsidiaries and partnerships of Yamana which hold Yamana’s interest in its Canadian assets, all as described in the management information circular of Yamana dated December 20, 2022 (as amended, supplemented or otherwise modified from time to time, the “Circular”). The Arrangement is being submitted for approval at the special meeting of the Yamana Shareholders scheduled to be held on January 31, 2023, subject to any adjournment or postponement thereof (the “Yamana Meeting”). Registered Yamana Shareholders (other than Dissenting Shareholders) will receive the Consideration that they are entitled to pursuant to the Arrangement, as well as any Fractional Cash (as defined below), if any, that they are entitled to pursuant to the Arrangement, as well as any Dividends (as defined below), if any.

Copies of the Circular, the Arrangement Agreement and the Plan of Arrangement may be accessed under Yamana's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined herein have the respective meanings set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

In no event will the aggregate number of Pan American Shares or Agnico Shares issuable to any Registered Yamana Shareholder under or as a result of the Arrangement include a fraction of a share. To the extent that a fraction of a Pan American Share or an Agnico Share would otherwise be issuable to a Registered Yamana Shareholder under or as a result of the Arrangement, the number of Pan American Shares or Agnico Shares to be received by such Registered Yamana Shareholder will be rounded down to the nearest whole number. In lieu of any such fraction of a Pan American Share, each Registered Yamana Shareholder will receive a cash payment from Pan American equal to the value of such fraction calculated by ascribing a share value of US$15.45 to each whole Pan American Share (the “Pan American Share Fractional Cash”). In lieu of any such fraction of an Agnico Share, each Registered Yamana Shareholder will receive a cash payment from Yamana (funded by Agnico) equal to the value of such fraction calculated by ascribing a share value of US$42.30 to each whole Agnico Share (together with the Pan American Share Fractional Cash, the “Fractional Cash”).

In any case where the total cash payable to a Registered Yamana Shareholder by each of Pan American or Yamana under the Arrangement would include a fraction of a cent, the consideration payable to such Registered Yamana Shareholder will be rounded down to the nearest whole cent.

Former Yamana Shareholders will also be entitled to receive, at the time of depositing the Yamana Shares, without interest, all dividends or other distributions made with a record date after the effective time of the Arrangement (the “Effective Time”) in respect of the Pan American Shares and the Agnico Shares to which such holder is entitled, less any applicable withholding taxes (collectively, “Dividends”).

The effective date of the Arrangement (the “Effective Date”) is currently expected to occur in the first quarter of 2023, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO DELIVERY OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

All deposits made under this Letter of Transmittal are irrevocable.

In order to receive the Consideration and the Fractional Cash, if any, that a Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends, Registered Yamana Shareholders are required to deposit the certificate(s) or DRS statement(s) representing their Yamana Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or DRS statement(s) representing their Yamana Shares deposited for receipt of the Consideration and the Fractional Cash, if any, that a Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement, as well as any Dividends.

This Letter of Transmittal is for use by Registered Yamana Shareholders only and is not to be used by beneficial holders of Yamana Shares (the “Beneficial Yamana Shareholders”). A Beneficial Yamana Shareholder does not have Yamana Shares registered in its name; rather, such Yamana Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other intermediary (each, an “Intermediary”) through which it purchased the Yamana Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depositary Trust Company) of which the Intermediary is a participant. If you are a Beneficial Yamana Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration and the Fractional Cash, if any, that you are entitled to receive pursuant to the Arrangement for such Yamana Shares, as well as any Dividends.

Holders of Yamana Depositary Interests will not need to take any action to receive the Consideration and the Fractional Cash, if any, that they are entitled to receive pursuant to the Arrangement and will not be provided with, and will not need to submit, this Letter of Transmittal. Holders of Yamana Depositary Interests should refer to the Circular for further information regarding the procedure for exchanging Yamana Depositary Interests for the Consideration and Fractional Cash.

All Registered Yamana Shareholders must complete Box D. To avoid backup withholding in respect of the Cash Consideration and the Fractional Cash, if any, each U.S. Shareholder (as defined below) which is a “U.S. person” (as defined in Instruction 7 below) should complete and submit United States Internal Revenue Service (“IRS”) Form W-9. See Instruction 7. To avoid backup withholding in respect of the Cash Consideration and the Fractional Cash, if any, each Registered Yamana Shareholder who provides an address in Box A or Box B that is located within the United States or any territory or possession thereof and is not a U.S. person should complete and submit the appropriate IRS Form W-8. See Instruction 7. Each U.S. Shareholder is urged to consult its own tax advisors to determine whether it is exempt from backup withholding tax requirements and to determine the proper form to be used to avoid backup withholding tax. A current IRS Form W-9 is included in this Letter of Transmittal. The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-pubs/about-form-w-8.

The Cash Consideration and any Fractional Cash, if any, payable to the Registered Yamana Shareholders under the Arrangement will be in United States dollars, unless Canadian dollars is selected in Box C prior to the Effective Date.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Yamana Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration and the Fractional Cash, if any, to which the undersigned is entitled under the Arrangement, as well as any Dividends. REGISTERED YAMANA SHAREHOLDERS WHO DO NOT DELIVER THE CERTIFICATE(S) OR DRS STATEMENT(S), AS APPLICABLE, REPRESENTING THEIR YAMANA SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR YAMANA SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST PAN AMERICAN, AGNICO, YAMANA OR THE DEPOSITARY, INCLUDING WITH RESPECT TO ANY DIVIDENDS.

Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If Yamana Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Yamana Shareholder. See Instruction 2.

The undersigned hereby irrevocably delivers and deposits with the Depositary the enclosed certificate(s) or DRS statement(s), as applicable, representing Yamana Shares (the “Deposited Shares”). The following are the details of the enclosed certificate(s) or DRS statement(s), as applicable, representing Yamana Shares:

Certificate Number(s) or DRS Account Number	Name in Which Registered	Number of Yamana Shares Deposited

Total:

Notes:

(1)	Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 5).

(2)	The total of the numbers filled in above must equal the total number of Yamana Shares represented by the certificate(s) or DRS statement(s) enclosed with this Letter of Transmittal.

☐ Check here if some or all of the certificates representing your Yamana Shares have been lost, stolen or destroyed. Please review Instruction 6 for the procedure to replace lost, stolen or destroyed certificates.

BENEFICIAL YAMANA SHAREHOLDERS SHOULD CONTACT THEIR INTERMEDIARY WHO HOLDS THEIR YAMANA SHARES ON THEIR BEHALF TO ARRANGE FOR THEIR EXCHANGE.

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) or DRS statement(s) representing the Deposited Shares together with all other required documents and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned the DRS statements representing the Consideration Shares, and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, that the undersigned is entitled to receive under the Arrangement, or hold such DRS statements representing the Consideration Shares and cheque(s) representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, for pick-up, or deliver such funds via wire, in accordance with the instructions provided in Box A, Box B and Box F below, as applicable, and the certificate(s) or DRS statement(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned represents and warrants in favour of Yamana, Pan American and Agnico that: (a) the undersigned is the registered and legal owner of the Deposited Shares, has good right and title to the rights represented by the Deposited Shares; (b) the Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the Consideration Shares and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, are delivered, none of Pan American, Agnico, Yamana, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (d) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (e) the transfer of the Deposited Shares complies with all applicable laws; (f) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (g) the delivery to the undersigned of the applicable number of Consideration Shares and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, does not violate any laws applicable to the undersigned and will discharge any and all obligations of Pan American, Agnico, Yamana, and the Depositary to the undersigned with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Circular.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as of and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Pan American. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Pan American, together with appropriate documentation of transfer.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Shares and irrevocably constitutes and appoints the Depositary, each officer of Pan American and Yamana and any other person designated by Pan American and Yamana in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) deliver the Deposited Shares pursuant to the Arrangement, (b) to effect the registration or recording of the transfer of such Deposited Shares on the registers of Yamana; and (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Yamana Meeting. Other than in connection with the Yamana Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to, upon request, execute all such documents, transfers and other assurances as may be deemed by the Depositary to be reasonably necessary or desirable to convey the Deposited Shares and distributions contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Yamana Shares deposited in connection with the Arrangement shall be determined by Pan American and Yamana in their sole discretion and that such determination shall be final and binding. Pan American reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Pan American further reserves the absolute right to waive any defects or irregularities in the deposit of any Yamana Shares. The undersigned acknowledges that there is no duty or obligation upon Yamana, Pan American, Agnico, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Yamana Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Pan American, Agnico and/or Yamana may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (a) stock exchanges or securities regulatory authorities, (b) the Depositary, (c) any of the parties to the Arrangement, (d) legal counsel to any of the parties to the Arrangement, and (e) as otherwise required by any applicable law.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the DRS statements representing the Consideration Shares and the cheque(s) representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, that the undersigned is entitled to pursuant to the Arrangement, in exchange for the Deposited Shares, promptly after the Effective Time, by first class mail, postage prepaid, to the undersigned, to hold such DRS statements representing the Consideration Shares or cheque(s) representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, for pick-up, or deliver the funds representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, via wire, all in accordance with the instructions provided in Box A, Box B and Box F below, as applicable. If neither Box A nor Box B is completed, then the DRS statements representing the Consideration Shares and the cheque(s) representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, will be issued in the name of the registered holder of the Deposited Shares and delivered to the address of the registered owner(s) of the Deposited Shares as it appears on the securities register of Yamana (unless Box F is completed, in which case the funds representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, will be delivered in accordance with the instructions set out therein). Any DRS statements representing the Consideration Shares and any cheque(s) representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, delivered in accordance with this Letter of Transmittal will be deemed delivered at the time of mailing.

The undersigned acknowledges that if the Arrangement is completed, the delivery of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or should the Arrangement not proceed, for any reason, the certificate(s) or DRS statement(s) representing the Deposited Shares and other relevant documents shall be returned as soon as possible to the undersigned in accordance with the instructions in the preceding paragraph.

It is understood that the undersigned will not receive the DRS statements representing the Consideration Shares or any cheque or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or any Dividends, if any, in respect of the Deposited Shares until following the Effective Time and after certificate(s) or DRS statement(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement, including on any Cash Consideration, Fractional Cash or Dividends.

The undersigned acknowledges that Pan American, Agnico, Yamana, any of their affiliates, or the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Person under the Plan of Arrangement (including, without limitation, payments of Cash Consideration and Fractional Cash, if any, to any Registered Yamana Shareholder and any payments to any Registered Yamana Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement and from all Dividends, distributions or other amounts otherwise payable to any former Registered Yamana Shareholder), such Taxes or other amounts as Pan American, Agnico, Yamana, any of their affiliates, or the Depositary or such other Persons are or may be required, entitled or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada) (the “Tax Act”), the United States Internal Revenue Code of 1986, as amended, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.

The undersigned understands and acknowledges that the Consideration Shares to be received by it pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being issued in reliance on the exemption from the registration requirements provided by section 3(a)(10) of the Securities Act. The issuance of the Consideration Shares pursuant to the Arrangement shall be exempt from, or not subject to, applicable U.S. state securities, or “blue sky” laws. Upon issuance, the Consideration Shares will be transferable without restriction under the Securities Act after the completion of the Arrangement, except by persons who are “affiliates” (as such term is defined under Rule 144 of the Securities Act) of Pan American or Agnico, as applicable, as of the time of such resale, or were “affiliates” of Pan American or Agnico, as applicable, within 90 days prior to such time. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by an affiliate (or former affiliate) of Pan American or Agnico, as applicable, may be subject to the registration requirements of the Securities Act, absent an exemption therefrom, as more fully described in the Circular.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.

The Cash Consideration and any Fractional Cash, if any, payable to the Registered Yamana Shareholders under the Arrangement will be in United States dollars, unless Canadian dollars is selected in Box C prior to the Effective Date.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat attesté par l'arrangement et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

PLEASE COMPLETE THE FOLLOWING BOXES, AS APPROPRIATE.

BOX A

REGISTRATION INSTRUCTIONS

Issue Consideration Shares and the cheque(s) representing the Cash Consideration and any Fractional Cash and/or Dividends, if applicable, in the name of:

(NAME)*

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS))

(SOCIAL INSURANCE NUMBER OR TAXPAYER IDENTIFICATION NUMBER)

* IF THIS NAME IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTIONS 2 & 3)

Special Pick-up Instructions

☐ Mark here if the DRS statements representing the Consideration Shares, and the cheque(s) representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, issuable in exchange for the Yamana Shares (in accordance with the issuance instructions provided above) is to be held for pick-up at the following office of the Depositary (check location below)

Computershare Investor Services Inc.

100 University Ave

8th Floor, North Tower

Toronto ON M5J 2Y1

Delivery of Funds by Wire

If the Cash Consideration and any Fractional Cash and/or Dividends, if any, issuable in exchange for the Yamana Shares is to be delivered via wire, please complete Box F and complete the other items in this Box A or in Box B to indicate how you would like any DRS statements representing the Consideration Shares to be delivered.

BOX B

SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if the Consideration Shares and the cheque(s) representing the Cash Consideration and any Fractional Cash and/or Dividends, if applicable, to which the undersigned is entitled pursuant to the Arrangement is to be sent to someone other than the Person shown in Box A or to an address other than the address shown in Box A:

(NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS))

BOX C

CURRENCY ELECTION

THE CASH CONSIDERATION AND ANY FRACTIONAL CASH, IF ANY, WILL BE PAID IN US DOLLARS UNLESS CANADIAN DOLLARS IS SELECTED BELOW PRIOR TO THE EFFECTIVE DATE. AFTER THE EFFECTIVE DATE, THE CASH CONSIDERATION AND ANY FRACTIONAL CASH, IF ANY, WILL BE PAID IN US DOLLARS, REGARDLESS OF ANY ELECTIONS BELOW:

☐	Issue my Cash Consideration and any Fractional Cash, if any, in Canadian Dollars (CAD)

The Cash Consideration and any Fractional Cash, if any, will be denominated in US dollars. However, a Registered Yamana Shareholder can instead elect to receive the Cash Consideration and Fractional Cash, if any, in Canadian dollars by checking the box above in this Box C, in which case such Registered Yamana Shareholder will have acknowledged and agreed that the exchange rate for one US dollar expressed in Canadian dollars will be based on the prevailing market rate(s) available to Computershare Trust on the date of the currency conversion. All risks associated with the currency conversion from US dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the Registered Yamana Shareholder’s sole account and will be at such Registered Yamana Shareholder’s sole risk and expense, and neither Yamana, Pan American, Agnico, Computershare Trust nor their affiliates are responsible for any such matters.

By electing to receive the Cash Consideration and any Fractional Cash, if any, in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare Trust, in its capacity as foreign exchange service provider to Yamana, Pan American and Agnico, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare Trust may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the selected currency. Failure to make an election by the Effective Date will result in the Cash Consideration and any Fractional Cash, if any, paid to a Registered Yamana Shareholder under the Arrangement being paid in US dollars.

BOX D

RESIDENCY DECLARATION

ALL REGISTERED YAMANA SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐	The beneficial owner of the Yamana Shares deposited herewith is a U.S. Shareholder, is acting for the account of, benefit of or on behalf of a U.S. Shareholder or has a U.S. address.

☐	The beneficial owner of the Yamana Shares deposited herewith is not a U.S. Shareholder, is not acting for the account of, benefit of or on behalf of a U.S. Shareholder and does not have a U.S. address.

A “U.S. Shareholder” is any Registered Yamana Shareholder who is either (i) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid possible backup withholding of U.S. federal income tax in respect of the Cash Consideration and any Fractional Cash, if any, you must complete the IRS Form W-9 (enclosed) below or otherwise provide certification that such U.S. person is exempt from backup withholding, as discussed in Instruction 7 below. If you are a U.S. Shareholder (or acting on behalf of a U.S. Shareholder), but you are not a U.S. person (or acting on behalf of a U.S. person), you must complete and provide an appropriate IRS Form W-8 to avoid backup withholding in respect of the Cash Consideration and any Fractional Cash, if any. A current IRS Form W-9 is included in this Letter of Transmittal. The applicable IRS Form W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-pubs/about-form-w-8.

BOX E

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

Lost Shares X CAD$0.20 = Premium Payable $_____________ NOTE: Payment NOT required if premium is less than $5.00

I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

The option to replace your certificate by completing this Box E will expire one year after the Effective Date. After this date, Yamana Shareholders must contact Computershare for alternative replacement options.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original certificate(s), at the time of their death, was) the lawful and unconditional owner of the original certificate(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the original certificate(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this statement for the purpose of transferring or exchanging the original certificate(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the original certificate(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the original certificate(s), to completely indemnify, protect and hold harmless Yamana Gold Inc., Pan American Silver Corp., Agnico Eagle Mines Limited, Computershare Investor Services Inc., each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the original certificate(s) and/or the certificate(s) representing the original and/or the transfer or exchange of the original certificate(s) represented thereby, upon the transfer, exchange or issue of the original certificate(s) and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.20 per lost common share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

- 11 - BOX F WIRE PAYMENT* *PLEASE NOTE THAT THERE IS A $100 (PLUS APPLICABLE TAXES) BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST *IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED Please provide email address and phone number in the event that we need to contact you for corrective measures: EMAIL ADDRESS: ____________________________________________________ PHONE NUMBER: __________________________ **Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to **Beneficiary Address (Note: PO Boxes will not be accepted) **City **Province/State **Postal Code/Zip Code **Beneficiary Bank/Financial Institution **Bank Address **City **Province/State **Postal Code/Zip Code PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES **Bank Account No. Bank No. & Transit No. (Canadian Banks) ABA/Routing No. (US Banks) (3 digits & 5 digits) (9 digits) SWIFT or BIC Code IBAN Number Sort Code (GBP) (11 characters – if you only have eight, put ‘XXX’ for the last three) Additional Notes and special routing instructions: ** Mandatory fields

BOX G

JURISDICTION OF RESIDENCE
(See Instruction 10)

Part 1

The undersigned represents that the beneficial recipient of any payments made pursuant to the Arrangement (the “Beneficial Owner”), including the Beneficial Owner of any dividend or deemed dividend on the Deposited Shares, for purposes of Tax Act:

☐	is a resident of Canada for purposes of the Tax Act.*

☐	is not a resident of Canada for purposes of the Tax Act.*

If neither box immediately above is checked, the Beneficial Owner may be treated as a non-resident of Canada for purposes of the Tax Act.

Note:

A non-resident of Canada is a person that is not resident, or deemed not to be resident, in Canada for purposes of the Tax Act or a partnership that is not a “Canadian partnership” as defined in the Tax Act. If you are uncertain as to the residency of the Beneficial Owner, you should consult your tax advisor.

Part 2

The remainder of this Box is for non-residents of Canada only:*

The Beneficial Owner:

☐     is a resident of a country with which Canada has entered into a comprehensive income tax convention or treaty under which the Beneficial Owner is entitled to the full benefits provided by such convention or treaty; AND has properly completed and provided herewith Canada Revenue Agency Form NR 301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Taxpayer (“Form NR 301”) (or Form NR 302 or NR 303, as applicable**) or

☐     is not a resident of a country with which Canada has entered into a comprehensive income tax convention or treaty under which the Beneficial Owner is entitled to the full benefits provided by such convention or treaty OR has not provided herewith a properly completed Form NR 301 (or Form NR 302 or NR 303, as applicable**).

If the non-resident Beneficial Owner is entitled to full benefits under such treaty, complete the following:

Number of Deposited Shares held by Beneficial Owner	Country of Residence/Treaty

A non-resident Beneficial Owner that checks the first box in Part 2 above, but does not properly complete and provide a Form NR 301 (or, in the case of a partnership or hybrid entity, Form NR 302 or NR 303, as applicable), may be subject to 25% Canadian non-resident withholding tax rate on any relevant amounts.

A non-resident Beneficial Owner that checks the second box in Part 2 above will be subject to a 25% Canadian non-resident withholding tax rate on any relevant amounts.

A non-resident Beneficial Owner that does not check either the first box or the second box in Part 2 above may be deemed to have selected the second box in Part 2 above and may be subject to 25% Canadian non-resident withholding tax rate on any relevant amounts.

* FAILURE TO PROVIDE THIS INFORMATION MAY RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO ANY RELEVANT AMOUNTS, INCLUDING ANY DEEMED DIVIDEND ARISING IN CONNECTION WITH THE ARRANGEMENT.

** Partnerships or Hybrid Entities must complete Form NR-302 or NR-303, as applicable.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated:
(if required under Instruction 3)

Signature of Shareholder or authorized representative
Authorized Signature	(see Instructions 2 and 4)

Name of Guarantor (please print or type)	Signature of any joint shareholder

Address of Guarantor (please print or type)	Name of Shareholder (please print or type)

Name of authorized representative (please print or type)

Name of any joint shareholder (please print or type)

Telephone Number
Address (please print or type)

Telephone Number of Shareholder or authorized representative (please print or type)

Social Insurance Number or Taxpayer Identification Number (please print or type)

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

► Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ► ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ►

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

| | | | – | | | – | | | | |

or

Employer identification number

| | | – | | | | | | | |

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ►** **Date ►**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page 4

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART I OF THE IRS Form W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number or employee identification number (“TIN”) has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, I may be subject to backup withholding in respect of the Cash Consideration and any Fractional Cash, if any, pursuant to the Arrangement.

Signature	Date:

Use a black or blue pen. Print in CAPITAL letters inside the grey areas as shown in this example. A B C 1 2 3 X

Name of Reinvestment Company Plan

Holder Account Number C

Apt. Street Number Street Name

City Prov. / State Postal / Zip Code

Non-Canadian Tax Identification Number

Your Country of Residence

Type of Income Being Declared

Recipient Type(s) and Canadian Tax Number(s)

☐ Individual — Enter your Canadian Social Insurance Number or individual tax number.

☐ Corporation — Enter your corporation's business number. RC

☐ Trust — Enter the trust's account number. T

Certification and Undertaking

Sign Here

Signature of non-resident taxpayer or authorized person | Name and Position/Title of authorized person | Date (mm/dd/yyyy) / /

A S X Q 4 N R 3 0 1

01CRWA

CPUQC01.E.INT/000001/i1234

+8th Floor, 100 University AvenueToronto, Ontario M5J 2Y1Telephone 1-800-564-6253www.investorcentre.com City Prov. / State Postal / Zip CodeApt. Street NameStreet NumberRegistered Name in which account is held (eg. John Smith) Holder Account Number C Use a black or blue pen. Print in CAPITAL letters inside the grey areas as shown in this example. ABC 123 XName of Reinvestment Company Plan Please complete the information fields below (print clearly) in full Form NR301 - Declaration of eligibility for benefits under a tax treaty for a non-resident taxpayer Signature of non-resident taxpayer or authorized personNon-Canadian Tax Identification NumberCertification and UndertakingThis form must be signed and dated for us to accept as proper certification.• I certify that the information given on this form is correct and complete.• I certify that the non-resident taxpayer is the beneficial owner of all income to which this form relates.• I certify that to the best of my knowledge and based on the factual circumstances the non-resident taxpayer is entitled to the benefits of the tax treaty between Canada and the country of residence indicated in “Your Country of Residence”, on the type of income being declared.• I undertake to immediately notify the payer through which I derive income, and to whom I am submitting this form, of any changes to the information provided on this form. +4NR301Your Country of ResidenceType of Income Being Declared Send this form to Computershare. Do not send to the Canada Revenue Agency.Name and Position/Title of authorized person01CRWADear Shareholder: Please read the reverse for directions on completing this form.Date (mm/dd/yyyy)Sign Here Interest, Dividends, and/or Royalties Trust Income Other _____________________________________________ Specify income type IndividualRecipient Type(s) and Canadian Tax Number(s) Complete this section only if you have a Canadian Tax NumberCorporationEnter your Canadian Social Insurance Number or individual tax number.Enter your corporation’s business number.Enter the trust’s account number. Trust RCT ASXQCPUQC01.E.INT/000001/i1234 - 21 -

Important Information 01CRXAComputershare100 University Ave, 8th FloorToronto Ontario M5J 2Y1If no business reply envelope is enclosed, please return the completed form to:Why should I complete this form?It is Computershare’s responsibility to withhold and remit Part XIII tax at the appropriate rate and you are liable for any deficiency. For this reason, a completed form NR301 will allow us to apply a reduced rate of withholding tax, if applicable, otherwise, the highest rate will be remitted to the Canada Revenue Agency (CRA).Is this the right form for me?Use this form if you are a non-Canadian taxpayer residing in a country with whom Canada has a tax treaty, and you are eligible to receive the reduced rate of tax or exemption provided by the treaty on all or certain income, and you:• receive income subject to Part XIII withholding tax, such as investment income, pension, annuities, royalties, and estate or trust income, and the withholding tax rate is reduced by the tax treaty, or• are completing forms T2062, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Taxable Canadian Property or T2062A, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Canadian Resource or Timber Resource Property, Canadian Real Property (Other Than Capital Property), or Depreciable Taxable Canadian Property to request a certificate of compliance for the disposition of treaty protected property, or• derive income of any kind through a partnership or hybrid entity and it asks you to complete form NR301 to support a declaration by the partnership or hybrid entity.Do not use this form:• to support exemptions from tax under Article XXI of the Canada – U.S. tax treaty. You must apply to the CRA for a Letter of Exemption. Refer to guide T4016, Exempt U.S. Organizations – Under Article XXI of the Canada – United States Tax Convention;• to support exemptions under a tax treaty that does not tax pension income if the total amount received from all payers is less than a certain threshold amount, or in other situations where form NR5, Application by a Non-Resident of Canada for a Reduction in the Amount of Non-Resident Tax Required to be Withheld, is applicable. See guide T4061, NR4 – Non-Resident Tax Withholding, Remitting, and Reporting for more information on pension exemptions. In these cases, you have to file form NR5 to receive a letter authorizing a reduction in withholding tax on pension income;• to support exemptions from Part XIII withholding tax that are provided for in the Income Tax Act, such as fully exempt interest as defined in subsection 212(3); to support arm’s length interest payments that are not captured by paragraph 212(1)(b); or to support reductions of the Part XIII withholding tax on rental income when the non-resident makes an election under Section 216. In these circumstances, you do not complete this form, since the exemption or reduction is in the Income Tax Act rather than in one of Canada’s tax treaties.For more information on the NR302 and NR303 Forms, please go to http://www.cra-arc.gc.ca/formspubs/frms/nr301-2-3-eng.htmlInstructions on completing this formNon-Canadian Tax Identification Number: Enter the tax identification number that you use in your country of residence, if you have one. For individuals who are resident in the United States, this is your Taxpayer Identification Number (TIN).Your Country of Residence: Indicate your country of residence. You must be a resident of the country as defined in the tax treaty between Canada and that country.Type of Income Being Declared: Enter the types of income being paid for which you are eligible for tax treaty benefits (such as an exemption from tax in Canada or a reduced withholding tax rate). Note: Income, including interest and dividend income, paid by a trust (other than a deemed dividend paid by a Specified Investment Flow-Through trust to which subsection 104(16) applies) to a non-resident is considered “trust income” under the Income Tax Act and Canada’s tax treaties.Recipient Type and Canadian Tax Number: Tick the appropriate type of non-resident taxpayer and provide a Canadian tax number, if you have one.Certification and Undertaking: This form must be signed and dated by: • the non-resident taxpayer in the case of an individual; • an authorized officer in the case of a corporation; • the trustee, executor, or administrator if the person completing the form is a trust; • an authorized partner in the case of a partnership.Joint Partnerships or Multiple Name Registrations: Complete one form per holder in the partnership or registration.Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), Social Insurance Number (SIN) or Taxpayer Identification Number (TIN), survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.You are required to provide your SIN/TIN if we require it for income reporting. Computershare may also ask for your SIN/TIN as an identification-security measure if you call or write to request service on your account; however you may decline this usage.- 22 -

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered Yamana Shareholders should read the accompanying Circular before completing this Letter of Transmittal. This Letter of Transmittal, duly completed and signed, together with any accompanying certificate(s) or DRS statement(s) representing the Deposited Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the Consideration Shares and the cheque or wire, as applicable, representing the Cash Consideration under the Arrangement for the Deposited Shares, as well as any cheque(s) or wire, as applicable, representing any Fractional Cash and/or any Dividends, if any, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible. The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS statement(s) representing Deposited Shares and all other required documents is at the option and risk of the Yamana Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Pan American, Agnico and Yamana recommend that the necessary documentation be hand delivered to the Depositary at its office specified on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose. A Beneficial Yamana Shareholder whose Yamana Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, custodian, nominee or other Intermediary should contact that Intermediary for assistance in depositing those Yamana Shares. Pan American reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompany documents received by it. If the DRS statements representing the Consideration Shares and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, are to be issued or delivered, as applicable, in the name of a person other than the person(s) signing this Letter of Transmittal, or if the DRS statements representing the Consideration Shares and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, is to be mailed or delivered, as applicable, to someone other than the person(s) signing this Letter of Transmittal or the person(s) signing this Letter of Transmittal at an address other than that which appears on the securities register of Yamana, the appropriate boxes on this Letter of Transmittal should be completed.

2. Signatures

This Letter of Transmittal must be filled in and signed by the Registered Yamana Shareholder described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS statement(s) representing the Deposited Shares without any change whatsoever, and the certificate(s) or DRS statement(s) representing the Deposited Shares need not be endorsed. If such deposited certificate(s) or DRS statement(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if the DRS statements representing Consideration Shares and the cheque(s) or wire, as applicable, representing the Cash Consideration and any Fractional Cash and/or Dividends, if any, are to be issued or delivered, as applicable, to a person other than the registered owner(s) of the Deposited Shares:

(i)	such certificate(s) or DRS statement(s) representing the Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s) of the Deposited Shares; and

(ii)	the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) of the Deposited Shares as registered or as appearing on the certificate(s) or DRS statement(s) representing the Deposited Shares and must be guaranteed as noted in Instruction 3 below.

(c)	If any of the Deposited Shares are registered in different names on several certificates or DRS statements, as applicable, it will be necessary to complete, sign and submit as many separate Letter of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the Consideration Shares are to be issued in the name of a person other than the registered owner(s) of the Deposited Shares as shown on the registers of Yamana, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal or any share transfer power(s) of attorney is signed by a person acting in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be accompanied by satisfactory evidence of the authority to act, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either Pan American, Yamana or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates or DRS statements, as applicable, for Deposited Shares, additional certificate numbers or DRS account numbers, as applicable, and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Yamana Shares will be accepted.

(d)	No fractional Consideration Shares will be issued. To the extent that a fraction of a Pan American Share or an Agnico Share would otherwise be issuable to a Registered Yamana Shareholder under or as a result of the Arrangement, the number of Pan American Shares or Agnico Shares to be received by such Registered Yamana Shareholder will be rounded down to the nearest whole number. In lieu of any such fraction of a Pan American Share, each Registered Yamana Shareholder will receive a cash payment from Pan American equal to the value of such fraction calculated by ascribing a share value of US$15.45 to each whole Pan American Share. In lieu of any such fraction of an Agnico Share, each Registered Yamana Shareholder will receive a cash payment from Yamana (funded by Agnico) equal to the value of such fraction calculated by ascribing a share value of US$42.30 to each whole Agnico Share.

(e)	Where the total cash payable to a Registered Yamana Shareholder by each of Pan American or Yamana under the Arrangement would include a fraction of a cent, the consideration payable to such Registered Yamana Shareholder will be rounded down to the nearest whole cent.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The holder of the Deposited Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(g)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below. Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with your financial, legal and/or tax advisors.

(h)	Under no circumstances will interest accrue or be paid on the Consideration Shares, the Cash Consideration or on the Fractional Cash or Dividends payable, if any, in respect of the Deposited Shares.

(i)	Any representation made by a Registered Yamana Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

6. Lost Certificates

This section does not apply to DRS statements. If, prior to the Effective Time, any certificate(s) that immediately prior to the Effective Time represented one or more outstanding Yamana Shares has been lost, stolen or destroyed, you are instructed to contact the transfer agent and registrar for the Yamana Shares to obtain a replacement certificate representing such shares. If, following the Effective Time:

Option #1: If a certificate that immediately prior to the Effective Time represented one or more Yamana Shares that were transferred to Pan American pursuant to the Arrangement has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements in order to receive payment of the Consideration and, if applicable, any Fractional Cash and/or Dividends that such Yamana Shareholder is entitled to receive in accordance with the Plan of Arrangement.

Option #2: Alternatively, Registered Yamana Shareholders whose lost, stolen, or destroyed certificate(s) immediately prior to the Effective Time represented one or more Yamana Shares that were transferred to Pan American pursuant to the Arrangement may participate in the Depositary's blanket bond program with Aviva Insurance Company of Canada by completing Box E above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

If a certificate representing Yamana Shares has been lost, stolen or destroyed, either of the foregoing actions must be taken sufficiently in advance of the sixth anniversary of the Effective Date in order to satisfy the replacement requirements in sufficient time to permit the Yamana Shares to be deposited with the Depositary at or prior to the sixth anniversary of the Effective Date.

7. Status as a “U.S. person”

The following does not constitute a summary of the tax consequences of the Arrangement, and Yamana Shareholders should review the discussions in the Circular under the heading “Certain Income and Other Tax Considerations” and consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each U.S. Shareholder that is a “U.S. person” (as defined below), which is receiving consideration in connection with the Arrangement is generally required under U.S. federal income tax law to provide the Depositary with his, her or its TIN on the IRS Form W-9 which is provided above, and to certify whether such holder is subject to backup withholding of U.S. federal income tax. If the U.S. persons does not provide the correct TIN or an adequate basis for exemption, such U.S. person may be subject to 24% backup withholding on the Cash Consideration and any Fractional Cash due to such holder in connection with the Arrangement. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

For purposes of this Letter of Transmittal, you are a “U.S. person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia.

Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in the IRS Form W-9 and sign and date the form.

If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the IRS Form W-9, and sign and date the IRS Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the IRS Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 24% of the Cash Consideration and any Fractional Cash due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.

Each U.S. Shareholder that is not a U.S. person should instead submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, certifying the U.S. Shareholder’s foreign status to avoid backup withholding. The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-pubs/about-form-w-8.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE CASH CONSIDERATION AND ANY FRACTIONAL CASH PAID TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF BACKUP WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF YAMANA SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

8. Direct Registration System

Consideration Shares to be issued pursuant to the Arrangement will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Consideration Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Consideration Shares will be held in your name and registered electronically in Pan American’s and Agnico's, as applicable, records, which will be maintained by their respective transfer agents, Computershare Investor Services Inc., in its capacity as the registrar and transfer agent for the Pan American Shares (“Computershare Investor Services”) and Computershare Trust Company of Canada, in its capacity as the registrar and transfer agent for the Agnico Shares (“Computershare Trust”). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

Upon completion of the Arrangement you will receive an initial DRS statement acknowledging the number of Consideration Shares you hold in your DRS account. Each time you have any movement of Consideration Shares into or out of your DRS account, you will be mailed an updated DRS statement. You may request a DRS statement at any time by contacting, in respect of the Pan American Shares, Computershare Investor Services and, in respect of the Agnico Shares, Computershare Trust.

Following receipt of the DRS statements representing your Consideration Shares, you may request a share certificate for all or a portion of the Consideration Shares held in your DRS account. Simply contact, in respect of the Pan American Shares, Computershare Investor Services, and in respect of the Agnico Shares, Computershare Trust, with your request. A share certificate for the requested number of Consideration Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

10. Jurisdiction of Residence

The following does not constitute a summary of the tax consequences of the Arrangement, and Yamana Shareholders should review the discussion in the Circular under the heading “Certain Income Tax Considerations” and consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each Registered Yamana Shareholder depositing Yamana Shares to the Depositary under this Letter of Transmittal must represent whether the Beneficial Owner of any payments made pursuant to the Arrangement is a resident of Canada for purposes of the Tax Act by completing Part 1 of Box G entitled “Jurisdiction of Residence” above. Failure to complete Part 1 may result in the Beneficial Owner being treated as a non-resident of Canada subject to non-resident withholding tax for purposes of the Tax Act.

In addition, each Registered Yamana Shareholder depositing Yamana Shares to the Depositary under this Letter of Transmittal that represents in Part 1 of Box G entitled “Jurisdiction of Residence” above that the Beneficial Owner of any payments made pursuant to the Arrangement is not a resident of Canada for purposes of the Tax Act must complete Part 2 of Box G entitled “Jurisdiction of Residence” addressing whether the non-resident Beneficial Owner is entitled to a reduced rate of withholding under an applicable income tax convention or treaty and whether the non-resident Beneficial Owner must properly complete the attached Form NR 301 (or, in the case of a partnership or hybrid entity, Form NR 302 or NR 303, as applicable). Non-resident Beneficial Owners who do not complete Part 2 of Box G or who do not properly complete and provide a Form NR 301 (or, in the case of a partnership or hybrid entity, Form NR 302 or NR 303, as applicable, may be assumed to be subject to 25% Canadian non-resident withholding tax rate on any relevant amounts.

FAILURE TO PROVIDE THIS INFORMATION MAY RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO ANY RELEVANT AMOUNTS, INCLUDING ANY DEEMED DIVIDEND ARISING IN CONNECTION WITH THE ARRANGEMENT.

11. Payment Entitlement Pickup Location

Pick-up instructions must be selected in Box A. Entitlements may be picked up at the office of the Depositary in Toronto, located at:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario M5J 2Y1

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

For Inquiries Only:

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Delivery of this Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery.